September 29, 2022

Mr. Charles Eastman
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E
Washington D.C. 20549-7010

Dear Mr. Eastman:

This letter sets forth the response of Tupperware Brands Corporation (the “Company”) to the Staff’s comments contained in your letter dated September 15, 2022, and relating to the Company’s Form 10-K for the fiscal year ended December 25, 2021 (the “2021 10-K”) and Form 10-Q for the period ended June 25, 2022 (the “Q2 2022 10-Q”).

We respectfully acknowledge your comments. For your convenience, we have set forth the Staff’s comments in italicized, bold type, followed by the Company’s response.

Form 10-Q for the period ended June 25, 2022
Summary of Significant Accounting Policies
Out-of-Period Misstatements, page 10
1. We note you recorded out-of-period adjustments which resulted in a net $1.5 million decrease in income from continuing operations in the second quarter ended June 25, 2022 and a $1.3 million decrease in the year-to-date period ended June 25, 2022. To help us better understand your disclosure please tell us the nature of the adjustments and, if applicable, how they relate to your previously disclosed out-of-period adjustments.
Response:
The out-of-period adjustments disclosed in our Q2 2022 Form 10-Q do not relate to any previously disclosed out-of-period adjustments and none of them related to Mexico or income taxes which were the primary drivers of previously disclosed out-of-period adjustments. The out-of-period adjustments relate to three separate adjustments in three different countries which each approximated $500 thousand, but when aggregated, the Company concluded that these out-of-period adjustments were quantitatively significant to the quarter in which they were booked in the aggregate, but not expected to be material to the year. Therefore, in accordance with Staff Accounting Bulletin No. 99, “Materiality”, the Company concluded that disclosure of these out-of-period adjustments in Form 10-Q was appropriate.

The $1.5 million decrease in income from continuing operations in the second quarter ended June 25, 2022 and $1.3 million decrease in the year-to-date period ended June 25, 2022 were composed of three separate adjustments.

•The first adjustment of $0.4 million and $0.4 million, for the second quarter and year-to-date period ended June 25, 2022, respectively, is due to an overstatement of sales resulting from a loyalty program redemption rate assumption error in Australia which was not updated timely to reflect actual redemptions.
•The second adjustment of $0.6 million and $0.5 million, for the second quarter and year-to-date period ended June 25, 2022, respectively, is due to an understatement of cost of sales due to the failure to amortize capitalized purchase price variances (“PPV”) on inventories over inventory turns in the Philippines.
•The third adjustment of $0.5 million and $0.4 million, for the second quarter and year-to-date period ended June 25, 2022, respectively, is due to a correction of selling, general and administrative expenses in Germany for reimbursement of invoicing, returns processing, and other services provided by a third party service provider for the fourth quarter of 2021 and first quarter of 2022.

Management has evaluated and documented their control conclusions related to the three out-of-period adjustments identified, and corrected in the second quarter of 2022 and determined that all three adjustments did not rise to a level above a control deficiency.

Form 10-K filed February 23, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

2. We note your discussion of multiple drivers for changes in Net Sales, Gross Margin, SG&A and Segment Results. In future filings, where you describe two or more factors that contributed to a material change in a financial statement line item between periods including offsetting factors, please quantify each material factor that contributed to the overall change in that line item. Refer to Item 303 of Regulation S-K and Section III.D of SEC Release No. 33-6835. As part of your response, provide us with examples of your intended disclosures based on current financial results.
Response:
Management agrees that when describing two or more factors that contributed to a material change in a financial statement line item between periods, including offsetting factors, that each material factor will be quantified. Please see the below example of our intended disclosure:

Selling, general and administrative expenses were $390.3 million and $430.0 million in the year-to-date periods ended June 25, 2022 and June 26, 2021, respectively. The decrease of $39.7 million is primarily due to lower sales volume impacting the following:

•$18.5 million from lower commissions, primarily in Iberia, Malaysia, and the United States and Canada
•$13.4 million from lower promotional costs, primarily in France, Germany, and the United States and Canada
•$12.5 million from lower outbound freight as a result of lower sales, primarily in the United States and Canada
•$4.4 million from lower management incentives across all segments and Corporate
•$4.2 million from lower warehousing costs, primarily in France, Malaysia and Singapore, South Africa, and the United States and Canada
•The above are partially offset by $11.6 million primarily in Brazil due to the reversal of a non-income tax reserve in the second quarter of 2021

Selling, general and administrative expenses as a percentage of sales were 56.7 percent and 51.8 percent in the year-to-date periods ended June 25, 2022 and June 26, 2021, respectively. The 4.9 pp increase is primarily due to:

•2.4% from higher investments in marketing, business expansion talent, and infrastructure needs to support the growth strategy, as well as investments in the optimization of the Company's global tax structure
•1.7% from higher selling costs, primarily in Brazil and the United States and Canada
•1.5% from higher administration and other expenses mainly due to the reversal of a non-income tax reserve in Brazil in the second quarter of 2021, and an enterprise award from the local government in China which was received in the first quarter of 2021 and did not repeat in 2022
•1.0% from higher warehousing costs to improve service levels and due to inflation, primarily in Germany, and the United States and Canada
•The above are partially offset by a decrease of 1.4% from lower promotion costs, primarily in France and the United States and Canada

Item 9A. Controls and Procedures, page 102

3. We note that previously reported material weakness in the control environment of your Mexico operations, as disclosed in your Annual Report on Form 10-K for the year ended December 26, 2020, has been remediated as of December 25, 2021. Tell us what impact the errors disclosed in Note 1 had on your conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting. In your response, please address how you were able to conclude that the control deficiencies had been remediated given that it appears misstatements were also identified in fiscal year 2021.
Response:
The misstatements identified in fiscal year 2021 are separate and distinct from those identified in fiscal year 2020 which led to the material weaknesses.

As previously reported in our Annual Report on Form 10-K/A, for the year ended December 26, 2020, the Company identified material weaknesses in the control environment at its Mexico operations; specifically, with respect to information technology general controls, the Company did not maintain effective user access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to financial applications and data to appropriate Company personnel at the Tupperware Mexico location; and there was override by local management of certain internal controls at the Tupperware Mexico and Fuller Mexico locations resulting in immaterial misstatements in net sales, accounts receivable, inventories, and accrued liabilities for the fiscal years ended December 2020, 2019 and 2018, and each of the interim periods within those annual periods. As reported in the Annual Report on Form 10-K, for the year ended December 25, 2021, the Company disclosed the remedial actions that were implemented in response to the material weaknesses. Management concluded that as of December 25, 2021 the remedial actions were satisfactorily implemented and were in place and operating effectively for a sufficient period of time to demonstrate that the previously identified material weaknesses had been remediated.

Also, as disclosed in Note 1 of the Form 10-K for the year ended December 25, 2021, there was an out-of-period adjustment related to Fuller Mexico. However, it is important to note that this was not related to the above remediated material weaknesses. In the third quarter of 2021, local management identified an underaccrual related to severance pay. In Mexico, permanent employees are entitled to a minimum 90 days of severance when terminated, with additional benefits accruing to employees with more than one year of service. The Company’s practice was to utilize an actuary to calculate the accrued benefits for active employees but had inadvertently excluded data for terminated employees in the labor dispute process from the information provided to the actuary. At the time of filing of the third quarter 2021 results, management was discussing the most appropriate reserve for each case with new legal counsel and concluded that it did not have sufficient, reliable information to record an adjustment in the third quarter of 2021. However, an estimated misstatement was included in the Summary of Unadjusted Misstatements (SUM) as of the third quarter of 2021. In the fourth quarter of 2021, after the legal evaluation of each case was completed and sufficient review was performed by management, the out-of-period correction was recorded to accrue for this additional reserve of $1.6 million pretax, or $1.0 million after tax using a 30% statutory tax rate for Mexico. It is important to note that this misstatement was isolated to the Fuller Mexico operations and did not involve Tupperware Mexico, nor was there management override, but rather incomplete data used in an estimate and as such, management concluded that this did not rise to a level above a control deficiency. There were no new errors identified in Tupperware Mexico during fiscal 2021. Additionally, effective in the third quarter of 2021, Fuller Mexico was classified as Discontinued Operations and was subsequently sold in early Q2 2022.

A second misstatement identified in 2021 and disclosed in Note 1 of the 2021 Form 10-K related to a stock compensation deferred tax asset error at Corporate. The prior year errors and related 2021 correcting adjustment resulted in a $4.6 million reduction to the deferred tax asset and a corresponding deferred tax expense. The deferred tax asset balance should not include amounts associated with expired or forfeited awards. Management determined that the Company did not have a control activity specific to the reconciliation of the deferred tax asset to the underlying stock compensation reports to ensure that any deferred tax assets related to expired or forfeited awards were written off in the appropriate period. Because of the deficiency in the design of controls, the deferred tax balance did not properly consider items such as forfeitures and was reported to the Audit Committee, however, management concluded that this did not rise to the level of a material weakness.

The third and final misstatement identified in 2021 related to an understatement of $1.0 million in general and administrative expenses and accrued liabilities for a surcharge from a third party shipping company in the United States for the period from November 2, 2020 to January 1, 2021. The Company assessed this deficiency as a control deficiency and notes that this error was not related to the Mexico operations.

If there are any questions or comments, or if additional information is desired in connection with this matter, please contact me at (321) 977-4946 or via email at marielamatute@tupperware.com.

Sincerely,

/S/ Mariela Matute
Mariela Matute
Executive Vice President and Chief Financial Officer
TUPPERWARE BRANDS CORPORATION